UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”)
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

January 23, 2013

3.	NEWS RELEASE

The press release announcing this material change was issued on January 23, 2013 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on January 23, 2013 that it signed a long-term natural gas supply agreement with Chesapeake Energy Corporation.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation and Chesapeake Energy Corporation announced on January 23, 2013 the execution of a 10-year agreement to supply all of the natural gas required for Methanex’s one million tonne per year methanol plant in Geismar, Louisiana. Commencement of natural gas deliveries will coincide with the startup of the plant, which is expected by the end of 2014.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Randy Milner
Senior Vice President, General Counsel & Corporate Secretary
(604) 661 2667

9.	DATE OF REPORT

January 31, 2013

METHANEX CORPORATION

Name:	Randy Milner
Title:	Senior Vice President, General Counsel and Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 31, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary